Exhibit 99.1

Transition Therapeutics Announces Development Update

TORONTO, April 7, 2014 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI) (TSX: TTH) provided an update on the development of its drug candidates and plans for future growth.  The addition of the neuropsychiatric drug candidate ELND005 has broadened the Company's development pipeline with an un-partnered late-stage clinical asset, coupled with Transition's core strategy of advancing assets acquired from pharmaceutical partners.  From a corporate standpoint, the Company will seek to leverage the economic benefits of ELND005 and future in-licensed assets through its recently acquired Irish domiciled subsidiary, Transition Therapeutics Ireland Limited.   The Company has completed a rigorous evaluation of each of its development programs with the intent to implement a balanced strategy for growth in three key areas: late stage development of ELND005 in neuropsychiatric indications, Phase 2 development of diabetes drug candidate TT401, and capacity for the addition of one or two new in-licensed programs.   A conference call will be held on Monday, April 7, 2014 at 8:30am Eastern time to discuss the development update with investors.

ELND005 - Neuropsychiatric Drug Candidate

On February 28, 2014, Transition acquired all the development and commercialization rights to neuropsychiatric drug candidate, ELND005. With completion of this transaction, the Company took control of three ongoing Phase 2 trials investigating ELND005 in Agitation and Aggression in Alzheimer's disease ("AD"), Bipolar Disorder Maintenance and Down Syndrome Cognition at various stages of enrollment. The Company's highest priority was to first evaluate all of the data available from previously completed and ongoing clinical trials, assess the likelihood of success for each indication, analyze the costs to complete each trial, and lastly ensure that integrity of the trials and data generated will be maintained to completion.

Agitation and Aggression in AD:  Transition has reviewed all the Agitation and Aggression data from the previously completed phase 2 trials in mild to moderate Alzheimer's Disease (AD201 and AD251), as well as all of the blinded data from the large ongoing ELND005 clinical trials of Agitation and Aggression (AG201 and AG251).   Based on this in-depth review and analysis, Transition is fully committed to allocating all the financial and human resources necessary to support the Phase 2 study evaluating ELND005 in mild to severe Alzheimer's disease patients who are experiencing agitation and aggression.  This ongoing clinical study (AG201) is called the "Harmony AD" study (www.harmonyadstudy.com) and has a projected enrollment of up to 400 subjects. Transition expects enrollment to be completed by the first quarter of 2015 with results from the study expected in mid-2015. A safety extension study (Study "AG251") is ongoing and is enrolling subjects who have completed the placebo-controlled "HarmonyAD" study. To date, the large majority of subjects completing the "HarmonyAD" study are participating in the AG251 extension study. This Agitation and Aggression in AD program has received fast track status from the United States Food and Drug Administration.

The Phase 2a study of ELND005 in young adult subjects with Down Syndrome is near completion of enrollment.  This study evaluates the safety, pharmacokinetics of ELND005 and includes selected cognitive and behavioral measures over a one-month treatment period. The data from this study are expected to be available in the third quarter of calendar 2014.   Following the completion of this study, depending on the data and the advice from regulatory agencies and experts in the field, the next step in development would be a larger Phase 2b study in Down syndrome subjects.

With the focus of ELND005 development on Alzheimer's disease and Down Syndrome, Transition has decided to discontinue the Bipolar Disorder Maintenance study (BPD201).   The decision followed a commercial assessment of the size and length of study, costs and timelines for completion.  This decision was not based on any analysis of efficacy data (blinded or unblinded), since the number of subjects who completed the randomized phase of the trial was too small.   There were no adverse safety findings that contributed to this decision. Regular evaluations by the study's independent safety monitoring committee have supported the continuation of the study with no changes. This study will provide valuable safety data from approximately 300 subjects and imaging data in a subset of patients that will support the ELND005 program.

Overall, there is a very comprehensive package of clinical and non-clinical data that continues to support the ELND005 programs in AD and Down Syndrome.  In the coming months, Transition will be presenting data from three additional ELND005 Phase 1 studies demonstrating the metabolism, renal clearance and cardiovascular characteristics (QT study) of ELND005.

TT-401 - Type 2 Diabetes Drug Candidate

Transition's partner, Eli Lilly, has been very committed to the advancement of TT401 across all areas of development.   A Phase 2 study of TT401 is in the final preparation stage with dosing expected to commence in calendar Q2 2014.   Transition will be supporting this study with an expected contribution of US$14 million in three installments during the study.

Growth Through In-Licensed Programs

With multiple Phase 2 programs in development, Transition continues its strategy of mitigating risk through the parallel development of additional programs.  Allocation of development resources to these drug candidates follows a strict discipline of evaluating costs, timelines and selecting candidates with a strong likelihood of success.  Following this approach, Transition has decided to end development of osteoarthritis preclinical candidate, TT601.   This decision was made after expanded toxicology study data and regulatory interactions revealed the development plan would be restricted and timelines delayed. Transition has ongoing diligence processes to in-license additional drug candidates and expand the Company's overall development pipeline.

Conference Call

Investors are invited to participate in a conference call to discuss Transition's development update on April 7th, 2014 at 8:30am Eastern time.  In order to participate in the conference call, please call (800) 617-7643 (North America), (303) 223-2688 (International).   A replay of the conference call will be available on Transition's website www.transitiontherapeutics.com for seven days following the call.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT-401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE: Transition Therapeutics Inc.

%CIK: 0001399250

For further information:

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:30e 07-APR-14